Exhibit (h)(xi)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 2nd day of November, 2010, as amended and restated August 29, 2011, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of each of the series of the Trust set forth on Schedule A to this Agreement (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Funds’ operating expenses to ensure that a Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, the Adviser wishes to extend the termination date of the expense limitation/reimbursement agreement dated November 2, 2010 to August 31, 2014;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction.  The Adviser agrees that from the commencement of operations of each Fund through August 31, 2014, it will reduce its compensation and/or reimburse certain expenses for a Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions) do not exceed the amount as a percentage (on an annual basis) of a Fund’s average daily net assets (an “Expense Cap”) set forth on the Schedule A dated November 2, 2010, which is attached hereto.

Fee Recovery.  The Adviser shall be entitled to recover from a Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to a Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for such Fund.

Term.  This Agreement shall terminate on August 31, 2014, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

Gotham Asset Management, LLC

By:	/s/ K. Blake Darcy
Name:	K. Blake Darcy
Title:	CEO

FundVantage Trust, on behalf of each Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President

Schedule A

Dated November 2, 2010

To The

Expense Limitation/Reimbursement Agreement

Dated November 2, 2010

Between

FundVantage Trust And Gotham Asset Management, LLC

Fund	Expense Cap*
Formula Investing U.S. Value 1000 Fund	1.00%
Formula Investing U.S. Value Select Fund	1.10%
Formula Investing Global Value 500 Fund	1.10%
Formula Investing Global Value Select Fund	1.20%
Formula Investing International Value 400 Fund	1.10%
Formula Investing International Value Select Fund	1.20%
Gotham U.S. Value 1000 Fund	1.00%
Gotham Global Value 500 Fund	1.10%
Gotham International Value 400 Fund	1.10%

*  As a percentage (on an annual basis) of a Fund’s average daily net assets.

This Schedule A to the Expense Limitation/Reimbursement Agreement is hereby executed as of the date first set forth above.

Gotham Asset Management, LLC

By:	/s/ K. Blake Darcy
Name:	K. Blake Darcy
Title:	CEO

FundVantage Trust, on behalf of each Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President

Signature Page – Schedule A to Expense Limitation/Reimbursement Agreement